# FORM 11-K

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

**OR**

**[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Roper Employee Voluntary Stock Ownership Plan
1507 Broomtown Rd.
P.O. Box 1408
LaFayette, Ga 30728

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Employee Voluntary Stock Ownership Plan

By: Robert Williamson

Name: Robert Williamson
Title Mgr, Employee Benefits

Date: June 20, 2006

## Exhibit Index

| Exhibit No. | Exhibit |
|---|---|
| 23 | Consent of Independent Registered Public Accounting Firm |
| 24 | Financial Report |

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154

## Consent of Independent Registered Public Accounting Firm

Roper Employee Voluntary Stock Ownership Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-01953) of the General Electric Company of our report dated June 20, 2006, relating to the statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2005 and 2004, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Roper Employee Voluntary Stock Ownership Plan.

KPMG LLP

New York, New York
June 20, 2006

# ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

December 31, 2005 and 2004

Table of Contents

**KPMG LLP**
345 Park Avenue
New York, NY 10154

## Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Roper Employee Voluntary Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 20, 2006

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| Assets: | | |
| Investments, at fair value (note 3): | | |
| Cash and cash equivalents | $ 874,036 | $ 1,133,324 |
| Mutual funds | 8,017,188 | 6,489,883 |
| Common stock | 93,455,402 | 105,456,780 |
| Participant loans | 3,787,012 | 3,636,712 |
| Total investments | 106,133,638 | 116,716,699 |
| Receivables: | | |
| Employer contributions | 132,273 | 142,459 |
| Participant contributions | 137,552 | 150,521 |
| Accrued investment income | 178,152 | 141,586 |
| Total receivables | 447,977 | 434,566 |
| Total assets | 106,581,615 | 117,151,265 |
| Liabilities: | | |
| Payable for excess contributions | 14,917 | — |
| Net assets available for plan benefits | $ 106,566,698 | $ 117,151,265 |

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Investment income: | | |
| Net appreciation (depreciation) in fair value of investments (note 3) | $ (4,008,051) | $ 16,268,814 |
| Dividends | 2,818,395 | 2,662,120 |
| Interest on participant loans | 191,948 | 175,339 |
| Total investment income | (997,708) | 19,106,273 |
| Contributions: | | |
| Employer | 2,795,663 | 2,663,887 |
| Participants | 3,061,779 | 2,872,533 |
| Total contributions | 5,857,442 | 5,536,420 |
| Deductions from net assets attributed to: | | |
| Benefits paid to participants | (15,406,251) | (12,117,214) |
| Loan fees (note 1) | (38,050) | (40,850) |
| Net increase (decrease) | (10,584,567) | 12,484,629 |
| Net assets available for plan benefits at: | | |
| Beginning of year | 117,151,265 | 104,666,636 |
| End of year | $ 106,566,698 | $ 117,151,265 |

(1) Description of Plan

The following brief description of the Roper Employee Voluntary Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Roper Employee Voluntary Stock Ownership Plan (the Plan) is a defined contribution plan sponsored by the Roper Corporation (the Company) whose ultimate parent is the General Electric Company (GE). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is available to all employees of the company who have worked for 60 consecutive days following their employment commencement date.

MG Trust Company, L.L.C. (MG Trust) is the Plan's custodian and BISYS Retirement Services (BISYS) is the record-keeper.

Contributions

Employees may elect to have up to 14% of their compensation deducted from payroll and contributed to the Plan on a pretax and/or after-tax basis. The Company matches employee contributions at a rate of 150% of the first 2% and 100% of the next 5% of such pretax contributions. Company contributions are made on a biweekly basis.

The United States Internal Revenue Code limits pre-tax contributions. The limits for participants under age 50 were generally $14,000 and $13,000 in 2005 and 2004, respectively. For other participants, the 2005 and 2004 limits were generally $18,000 and $16,000, respectively.

The Board of Directors may elect each year, at its discretion, to allocate a profit sharing contribution. The contribution would be allocated to participants based on years of service in order to determine the base amount. There were no discretionary contributions from the Company in 2005 and 2004.

Participants' Accounts

Each participant's account is credited with its share of the participant's contributions, the Company's contribution, and investment earnings thereon. Each participant is entitled only to the benefits that can be provided from that participant's vested account.

Vesting

Participants are immediately fully vested in their contributions as well as the Company's contributions to the Plan and earnings thereon.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) GE Common Stock Fund– This fund primarily invests in shares of GE common stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

(b) GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgaged and asset-backed instruments, and money-market instruments.

(c) GE Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(d) GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lessor extent, the fund may also invest in foreign securities and debt securities.

(e) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

(f) First Eagle Global Fund – This fund seeks long-term growth of capital by investing in a wide range of asset classes from markets in the United States and around the world.

(g) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to earnings ratios

(h) Julius Baer International Equity Fund, Class A – This fund seeks long-term growth of capital by investing in a wide variety of international securities throughout the world, normally excluding the U.S.

(i) Royce Premier Fund – This fund seeks long-term growth of capital by investing in a limited number of equity securities issued by small companies with stock market capitalization between $500 million and $2.5 billion.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 minus their highest outstanding balance of loans from all Company and Affiliate plans during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may in no event exceed four years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to fifteen years may be permissible. Loans are secured by the balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in either a lump-sum amount or annual installments (including interest) over a ten-year period. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution or maintain his or her vested interest within the Plan. A participant with financial hardships may also withdraw in a lump-sum payment, enough to meet the financial need, subject to certain tax restrictions, as defined in the Plan document.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan's year end.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assts and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(3) Investments

The fair values of individual investments as of December 31, 2005 and 2004 are as follows:

| | | 2005 | | 2004 | |
|---|---|---|---|---|---|
| Mutual funds: | | | | | |
| GE Money Market Fund | $ | 1,894,316 | $ | 2,412,345 | |
| GE Fixed Income Fund | | 1,656,904 | | 1,589,739 | |
| GE U.S. Equity Fund | | 1,128,678 | | 1,128,054 | |
| First Eagle Global Fund | | 995,027 | | — | |
| GE Global Equity Fund | | — | | 617,705 | |
| GE Strategic Investment Fund | | 833,033 | | 742,040 | |
| Julius Baer International Equity Fund Class A | | 686,884 | | — | |
| Royce Premier Fund | | 537,536 | | — | |
| American Funds Growth Fund of America | | 284,810 | | — | |
| Total Mutual Funds | | 8,017,188 | | 6,489,883 | |
| Common Stock: | | | | | |
| GE Common Stock | | 93,455,402 * | | 105,456,780 | * |
| Short-term investments: | | | | | |
| Cash and cash equivalents | | 874,036 | | 1,133,324 | |
| Participant loans | | 3,787,012 | | 3,636,712 | |
| Total investments | $ | 106,133,638 | $ | 116,716,699 | |

* Represents 5% or more of Plan's net assets

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | | 2005 | | 2004 |
|---|---|---|---|---|
| GE Common Stock | $ | (1,585,359) | $ | 18,642,041 |
| Mutual funds | | (2,422,692) | | (2,373,227) |
| Total | $ | (4,008,051) | $ | 16,268,814 |

(4) Risk and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investments in mutual funds. The mutual funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Plan sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated August 6, 2002 which indicates that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan (and related trust) is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, or partial termination, benefits would be payable under the terms of the Plan to all participants based on their fully vested account balances.

ROPER EMPLOYEE VOLUNTARY STOCK OWENERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

| | Identity of issue, borrower, lessor, or similar party | Description of investments | Number of shares | Fair value |
|---|---|---|---|---|
| * | MG Trust Company | Cash and cash equivalents | 874,036 | $ 874,036 |
| * | GE Common Stock | Common stock | 2,666,345 | 93,455,402 |
| * | GE Money Market Fund | Mutual fund | 1,894,316 | 1,894,316 |
| * | GE Fixed Income Fund | Mutual fund | 137,960 | 1,656,904 |
| * | GE U.S. Equity Fund | Mutual fund | 41,404 | 1,128,678 |
| | First Eagle Global Fund | Mutual fund | 23,657 | 995,027 |
| * | GE Strategic Investment Fund | Mutual fund | 35,539 | 833,033 |
| | Julius Baer Intl Equity Fund Class A | Mutual fund | 19,381 | 686,884 |
| | Royce Premier Fund | Mutual fund | 31,882 | 537,536 |
| | American Funds Growth Fund of America | Mutual fund | 9,406 | 284,810 |
| * | Participant loans | 1,482 loans to participants with interest rates of 5.00% to 10.50% | | 3,787,012 |
| | | | | $ 106,133,638 |

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.